Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR

June 14, 2013

Sanofi

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed March 7, 2013

File No. 001-31368

We are responding to the additional comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that was conveyed verbally to us on May 31, 2013 with respect to the filing referenced above. For the Staff’s convenience, the text of the Staff’s verbal comment is set forth below in bold followed by the response.

Item 5. Operating and Financial Review and Prospects Results of Operations

Year Ended December 31, 2012 Compared With Year Ended December 31, 2011

Net Sales by Product, Pharmaceuticals Segment, page 107

Please refer to your response to comment 2.

Please expand your proposed disclosure to include the amount of the increase in net sales of Lantus that was due to increased volumes and the amount that was due to the overall favorable price effect.

Please clarify in your disclosure whether you expect continued strength in prescription rates in all geographic segments.

54, rue La Boétie, 75414 Paris Cedex 8, France - Tél. : +33 (0)1.53.77.40.00 - Fax : +33 (0)1.53.77.41.33 - www.sanofi.com
SANOFI - Siège social : 54, rue La Boétie, 75008 Paris, France - S.A. au capital de 2 652 685 918  € - 395 030 844 R.C.S. Paris - Code APE 7010 Z - N° intracommunautaire : FR 88395030844

Please also clarify whether you expect favorable price effects to continue in the US and other key markets and if you expect pricing pressure to continue in countries such as China.

Sanofi response:

We propose to review in future filings the disclosure related to the net sales of Lantus® as follows:

“Diabetes

Net sales for the Diabetes business amounted to €5,782 million, up 16.7% at constant exchange rates, driven by strong growth for Lantus®.

Lantus® posted a 19.3% increase in net sales at constant exchange rates in 2012 to €4,960 million, driven by very strong growth in the United States (up 22.0% at €3,087 million); in Emerging Markets (up 25.4% at €793 million), especially in China (up 35.9%) and Latin America (up 32.3%); and in Japan (up 22.0%). In Western Europe, growth was a more modest 5.3% at constant exchange rates.

Growth reflected both increased volumes and an overall favorable price effect. Volumes increased in all geographic segments in 2012 (up 12.2%) including the United States reflecting continued strength in prescription rates, but most of all in the Emerging Markets.  We expect continued strength in prescription rates in all geographic segments in the medium term. Volume growth in the long term will depend on a number of factors including new competing products entering the markets and prevalence of type 2 diabetes. We expect the Emerging Markets zone to continue to be a robust contributor to volume growth going forward, reflecting both increased diagnosis of Diabetes and improving access to medicine.

The price effect was overall favorable in 2012 (up 7.1% at constant exchange rates), with strength in the United States and other key markets compensating for pricing pressure in countries such as China. It is unsure whether price effects will be favorable or not in the long term, as we cannot predict the impact of new competition on the pricing of diabetes treatments in all geographic segments. However, we expect a positive net price evolution in the United States in the short term.”

In connection with our response to your comments, we acknowledge that:

•             the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•             the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me.

By	/S/Laurent Gilhodes

Laurent Gilhodes
Vice President, Corporate Accounting

Copy :

•                  Jérôme Contamine, Executive Vice President Chief Financial Officer

•                  John Felitti, Associate Vice President, Corporate Law, Finance & Securities Law

•                  Lisa Vanjoske, SEC Assistant Chief Accountant

•                  Vanessa Robertson, SEC Staff Accountant